Mail Stop 3561

March 20, 2007

Victoria D. Harker
Chief Financial Officer
The AES Corporation
4300 Wilson Boulevard, Suite 1100
Arlington, VA 22203

  RE: The AES Corporation
    Item 4.01 Form 8-K filed December 13, 2007 as amended March 17, 2008
    File No. 1-12291

Dear Ms. Harker:

 We have completed our review of the above referenced filings and have no further comments at this time.

      Sincerely,

      Michael Moran
      Branch Chief